

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

<u>Via E-Mail</u>
Hollis M. Greenlaw
Chief Executive Officer
United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, TX   76051

      Re: United Development Funding IV
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 30, 2012
              File No. 000-54383

Dear Mr. Greenlaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Loan Portfolio, page 57</u>

1. We note your response to comment 1 of our letter dated February 8, 2013 that the loan to value ratios incorporate assumptions of value into the computation. To the extent any loans exceed the maximum loan to value ratios due to "substantial justification," please identify such loans and disclose their loan to value ratios in future Exchange Act periodic reports or advise.

Net Operating Income, page 63

2. We note your response to comment two in our letter dated February 8, 2013 related to expenses excluded in your computation of net operating income. Please disclose in future filings the basis for your conclusion that interest expense related to non-asset level debt and acquisition and origination fees (placement fees) are not directly associated with your investments as detailed in your response to comments two and five. In addition, given the provision for loan losses appears to be directly related to loans that are considered impaired as it appears from the disclosure on page F-13, explain to us and disclose in future filings how you came to the conclusion that this expense is not directly associated with the operation of your investments.

Note B. Summary of Significant Accounting Policies

Acquisition and Origination Fees, F-10

3. We note your responses to comment 13 in our letter dated November 16, 2012 and comment 5 in our letter dated February 8, 2013 relating to your amortization method for placement fees. Please tell us how you determined that the entire placement fee is a direct loan origination cost as defined in ASC 310-20-20 rather than all or a portion being other lending-related costs under ASC 310-20-25. In addition, please reconcile your conclusion that the placement fees are direct loan origination costs with your amortization method over the life of the program. Refer to ASC 310-20-25-25. Please quantify the impact on the amortization expense in each of the periods presented had you allocated and amortized the placement fees with respect to each loan.

Note P. Concentration of Credit Risk, page F-33

4. We note your response to comment six in our letter dated February 8, 2013. You have indicated that a loan to a SPE borrower may be secured by personal and entity guarantees and additional pledges of cash, revenue streams, municipal reimbursements or property owned by the SPE borrower or its parent entity. Please tell us the significance of the guarantees provided by the SPE borrower's parent entities and how you considered these guarantees in your evaluation of your asset concentration risk.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Hollis M. Greenlaw
United Development Funding IV
March 27, 2013
Page 3

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Advisor, at (202) 551-3386 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant